                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 18)(1)

                           GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 14, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

================================================================================


------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                   ---------------------
CUSIP No. 563823103                 13D                            Page 2 of 2
-----------------------                                   ---------------------

--------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                                       AFINSA BIENES TANGIBLES S.A.
                                       (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS*


                                       WC
--------------------------------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION


                                       SPAIN
--------------------------------------------------------------------------------

   NUMBER OF SHARES               7            SOLE VOTING POWER
                                                      -0-
                        --------------------------------------------------------
BENEFICIALLY OWNED BY
                                  8            SHARED VOTING POWER
                                                  5,435,886
                        --------------------------------------------------------
    EACH REPORTING
                                  9            SOLE DISPOSITIVE POWER
                                                      -0-
                        --------------------------------------------------------
     PERSON WITH
                                 10            SHARED DISPOSITIVE POWER
                                                   5,435,886
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON


                                       5,435,886
--------------------------------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       42.4%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON*


                                       CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ---------------------
CUSIP No. 563823103                 13D                            Page 3 of 3
-----------------------                                   ---------------------


--------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                                       AUCTENTIA, S.A.
                                       (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------

          3             SEC USE ONLY
--------------------------------------------------------------------------------

          4             SOURCE OF FUNDS*


                                       WC
--------------------------------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              |_|
--------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION


                                       SPAIN
--------------------------------------------------------------------------------

   NUMBER OF SHARES               7            SOLE VOTING POWER
                                                       -0-
                        --------------------------------------------------------
BENEFICIALLY OWNED BY
                                  8            SHARED VOTING POWER
                                                     5,435,886
                        --------------------------------------------------------
    EACH REPORTING
                                  9            SOLE DISPOSITIVE POWER
                                                        -0-
                        --------------------------------------------------------
     PERSON WITH
                                 10            SHARED DISPOSITIVE POWER
                                                     5,435,886
--------------------------------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                       5,435,886
--------------------------------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*                            |_|
--------------------------------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                       42.4%
--------------------------------------------------------------------------------

          14            TYPE OF REPORTING PERSON*


                                       CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ---------------------
CUSIP No. 563823103                 13D                            Page 4 of 4
-----------------------                                   ---------------------



         The following constitutes Amendment No. 18 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, and Amendment No. 17, filed with the Commission on April 23, 2002 (the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 48,600 shares of Common Stock of the Issuer ("Shares") by Auctentia since the date of the last purchase reported on Amendment No. 17 to this Schedule 13D.

         Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended to add the following at the end thereof:

         Auctentia purchased the 48,600 Shares being reported herein for an aggregate purchase price of $72,126.15. The source of funds used by Auctentia in making the purchase of these Shares was the working capital of Auctentia.


Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Amendment, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 5,435,886 representing approximately 42.4% of the total number of Shares outstanding, based on 12,703,304 Shares represented by the Issuer as outstanding as of May 7, 2002 in its Quarterly Report on Form 10-Q for the period ended March 31, 2002, plus 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised.

         (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 5,435,886 of the Shares of the Issuer that are the subject of this Schedule 13D.

         (c) Since the date of the last purchase reported on Amendment No. 17 to this Schedule 13D, Auctentia purchased an aggregate of 48,600 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each such purchase was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

         (d) Not applicable.

         (e) Not applicable.

-----------------------                                   ---------------------
CUSIP No. 563823103                 13D                            Page 5 of 5
-----------------------                                   ---------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 20, 2002

                                AFINSA BIENES TANGIBLES S.A.


                                By: /s/ Juan Antonio Cano Cuevas
                                    --------------------------------
                                      Juan Antonio Cano Cuevas
                                      Vice-Chairman and Managing Director


                                AUCTENTIA, S.A.


                                By: /s/ Ramon Egurbide
                                    --------------------------------
                                    Ramon Egurbide
                                    Managing Director

-----------------------                                   ---------------------
CUSIP No. 563823103                 13D                            Page 6 of 6
-----------------------                                   ---------------------




                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 4/22/02 THROUGH 6/19/02


        Date      Quantity          Price           Transaction Type
        ----      --------          -----           ----------------

     4/23/02         3,300         1.7999        Open Mkt. Purchase
     5/13/02         7,500         1.4118        Open Mkt. Purchase
     5/15/02         1,000         1.4998        Open Mkt. Purchase
     5/28/02           200         1.4790        Open Mkt. Purchase
     6/11/02         2,500         1.4888        Open Mkt. Purchase
     6/12/02         6,200         1.4519        Open Mkt. Purchase
     6/13/02        19,000         1.4594        Open Mkt. Purchase
     6/14/02         8,900         1.5000        Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial
Investment Group Inc. on behalf of Auctentia.